[redacted]

08027355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kempen & Co. U.S.A., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nils Geenen | 212-376-0131 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) | East Hanover (City) | New Jersey (State) | 07936 (Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/08

OATH OR AFFIRMATION

I, Nils Geenen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Kempen & Co. U.S.A., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD TORRADO
Notary Public, State of New York
No. 01TO6149081
Qualified in Queens County
Commission Expires July 3, 2010

Signature

President

Title

Edward Torrado

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO., USA, INC.

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co., U.S.A., Inc. as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 18, 2008

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	5,674,456
Due from Parent		1,248,710
Due from customer		4,498,888
Property and equipment - at cost, net		24,325
Other assets		61,813
Fail to deliver		343,730
	$	11,851,922
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Fail to receive	$	4,498,888
Accounts payable, accrued expenses and other liabilities		33,098
Due to customer		343,730
Income taxes payable		182,948
		5,058,664
Commitments		
Stockholder's equity		
Capital stock - $.01 par value; authorized - 1,000 shares, issued and outstanding - 1,000 shares		10
Additional paid-in capital		3,263,979
Retained earnings		3,529,269
		6,793,258
	$	11,851,922

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. NV (the "Parent"). The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the length of the lease.

Income Taxes
The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Office equipment	$ 175,389
Furniture and fixtures	54,944
Leasehold improvements	53,260
	283,593
Less: Accumulated depreciation and amortization	259,268
	$ 24,325

3 - RELATED PARTY TRANSACTIONS

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades.

The Parent contributed $2.5 million to additional paid-in capital in August 2007.

4 – PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations.

5 – COMMITMENTS

The Company leases office space under a non-cancelable lease, which expires on June 30, 2010. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The future minimum rental payments are as follows:

Year ending December 31,	
2008	$ 235,849
2009	235,849
2010	117,925
	$ 589,623

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2007 the Company had net capital of $5,440,331 which exceeded requirements by $5,103,087. The ratio of aggregate indebtedness to net capital was .93 to 1.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

END